Exhibit 99.1

CorpBanca Announced the Closing of Offering of US$800 Million

Senior Notes Due 2018

Santiago, Chile, January 16, 2013 – CorpBanca, (NYSE: BCA) announced today the closing of offering US$800,000,000 aggregate principal amount of 3.125% Senior Notes due 2018 (the “Notes”). The Notes were issued pursuant to an indenture dated January 15, 2013.

The Notes are unsecured and unsubordinated obligations and bear interest at 3.125% per year, payable semiannually on January 15 and July 15 of each year, beginning July 15, 2013. CorpBanca may redeem the Notes, in whole but not in part, by paying the greater of the outstanding principal amount of the Notes and a “make-whole” amount, plus accrued and unpaid interest to the date of the redemption. CorpBanca may further redeem the Notes in whole, but not in part, at any time, at par, if certain changes relating to Chilean taxes, or any taxes imposed by any other jurisdiction from or through which CorpBanca makes any payment under the Notes occur, plus accrued and unpaid interest, if any, to the date of redemption. The Notes will mature on January 15, 2018, unless the Notes have been redeemed prior to the maturity date.

CorpBanca expects to use the net proceeds of this offering for general corporate purposes, primarily to fund lending activities.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers for the offering.

The offering may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by sending a request by writing or telephoning us at our principal executive offices at the following address:

CORPBANCA S.A.

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +56 (2) 2660-2555

IR@corpbanca.cl

A registration statement relating to these securities has been filed, and became effective upon filing, with the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. Any offer or sale will be made only by means of the written prospectus forming a part of the effective registration statement.

About CorpBanca

CORPBANCA (NYSE: BCA), is Chile’s oldest operating private bank founded in 1871. CorpBanca’s loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 11.3% between January 1, 2009 and December 31, 2011. As of September 30, 2012, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (10.0% market share on a consolidated basis and 8.3% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

CorpBanca provides a broad range of commercial and retail banking services to its customers in Colombia through its subsidiary CorpBanca Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of September 30, 2012, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the twelfth largest bank in Colombia in terms of total assets, the tenth largest bank in Colombia in terms of total loans and the eleventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, the expected impact of the acquisition, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CorpBanca Contact

Investor Relations, CorpBanca

Santiago, Chile

Phone: +56 (2) 2660-2555

IR@corpbanca.cl